(MOTOROLA LOGO)
June 1, 2009
VIA EDGAR AND FED EX
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Melissa Hauber, Senior Staff Accountant

Re:	Motorola, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 26, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2009 File No. 1-07221
Ms. Hauber:
     Motorola, Inc. (“Motorola”) acknowledges receipt of your letter dated May 20, 2009 related to the above referenced filing. Due to the internal review process of the subject matter raised in your letter, Motorola will require additional time beyond June 3, 2009 to respond to your comments. Motorola expects to deliver its response to your letter on or before Friday, June 19, 2009.
     Please call me at (847) 576-5014 if there are any concerns regarding our proposed timetable.

Sincerely,
/s/ Jeffrey A. Brown
Jeffrey A. Brown
Senior Corporate Counsel